U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D. C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K [ ] Form 20F [ ] Form 11-K [X ] Form 10-Q [ ] Form N-SAR

For the Period Ended August 31, 2000.

     [ ] Transition  Report on Form 10-K
     [ ] Transition  Report on Form 20-F
     [ ] Transition  Report on Form  11-K
     [ ] Transition  Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

For the Transition Period Ended ________________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                                        E-PAWN.COM, INC.
Former Name:                                   Wasatch International Corporation

Address of Principal                              2855 University Dr., Suite 200
Executive Office:                                         Coral Springs, Florida

PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed.

(Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

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[ ]      (b) (i) The  subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

[X]     (ii) The subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

[  ]     (c) The  accountant's  statement  or  other  exhibit  required  by Rule
         12b-25(c) has been attached if applicable.

PART III - NARRATIVE

         Key information required for a complete and accurate report is being compiled and reviewed.

PART IV - OTHER INFORMATION


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1.     Name and address of person to contact in regard to this notification:

                           Mr. Edward O. Ries
                           2855 University Drive, Suite 200
                           Coral Springs, Florida 33065

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           [ X ] Yes         [ ] No


3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [  ] Yes         [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     E-PAWN.COM, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:   10/16/2000                                   BY:       /S/EDWARD O. RIES
     ---------------------------------------            -----------------------
                                                                 Edward O. Ries,
                                                         Chief Executive Officer